UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0-13818

EQUITY ONE, INC. SAVINGS AND RETIREMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUNOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Equity One, Inc. Savings and Retirement Plan

Financial Statements and
Supplemental Schedule
December 31, 2004 and 2003

Equity One, Inc. Savings and Retirement Plan

Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–7

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Equity One, Inc. Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Equity One, Inc. Savings and Retirement Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 28, 2005

Equity One, Inc. Savings and Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value (See Note 4)	$29,270,961	$22,263,105

Receivables
Employer contribution	1,475,070	1,066,913
Participant contributions	394,898	310,118

Total receivables	1,869,968	1,377,031

Total assets	31,140,929	23,640,136

Liabilities
Refundable contributions	11,062	260,196

Total liabilities	11,062	260,196

Net assets available for benefits	$31,129,867	$23,379,940

See accompanying notes to the financial statements.

Equity One, Inc. Savings and Retirement Plan Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2004

Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (See Note 4)	$2,650,156
Interest and dividend income, investments	119,476
Interest income, participants’ loans	25,997

2,795,629

Contributions
Employer	3,624,358
Participants	4,678,405

8,302,763

Total additions	11,098,392

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,324,084
Refunded contributions	11,062
Deemed distribution of participant loans	1,152
Administrative expenses	12,167

Total deductions	3,348,465

Net increase	7,749,927
Net assets available for benefits:
Beginning of year	23,379,940

End of year	$31,129,867

See accompanying notes to the financial statements.

Equity One, Inc. Savings and Retirement Plan Notes to Financial Statements December 31, 2004 and 2003

1.	Description of Plan

The following description of the Equity One, Inc. (the “Company”) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have one year of service and are age twenty-one or older.

Effective January 1, 2004, the definition of “Primary Employer” was changed to Equity One, Inc. and each Adopting Employer.

The plan was amended to permit a discretionary matching contribution for participants who are employed on December 31 of each Plan Year and to eliminate the annual “true-up” to the payroll matching contribution.

Forfeitures were permitted to be used to pay administrative expenses, including contributions to participants under the Internal Revenue Service Correction Procedures.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and other discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Years of
Vesting Service	Vesting Percentage
Less than 1	0
1	20
2	40
3	60
4	80
5 or more	100

One year of service is defined as a service period in which 1,000 or more hours of service are completed. A service period is a one-year period ending on December 31.

Contributions

Each year participants may contribute a percentage of their annual wages excluding fringe benefits up to a maximum of $13,000 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan. The Plan currently offers 29 mutual funds as investment options for participants in addition to stock in Popular, Inc., which is the ultimate parent company of the Plan’s sponsor. The Company matches a

Equity One, Inc. Savings and Retirement Plan Notes to Financial Statements December 31, 2004 and 2003

discretionary percentage of participant contributions. In addition, the Company makes a discretionary contribution which is allocated to participants actively employed on the last day of the Plan year based on their pro rata share of total compensation (excluding fringe benefits). Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.00 percent to 9.50 percent. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $180,579 and $235,051, respectively, and are included in the Plan’s net assets. These accounts will be used to reduce future employer contributions. During 2004, forfeitures applied to reduce employer contributions totaled $725,000 and are shown net of employer contributions in the Statements of Changes in Net Assets Available for Benefits.

Refundable Contributions

Refundable contributions totaled $11,062 at December 31, 2004. These excess contributions arise as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations.

2.	Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Equity One, Inc. Savings and Retirement Plan Notes to Financial Statements December 31, 2004 and 2003

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Nonregistered separate accounts managed by Principal Investments are valued daily based on the market value of the underlying assets in each separate account. Participant loans are valued at cost, which approximates fair value. Popular Inc. Common Stock is valued at its quoted market price at December 31, 2004.

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses are charged to the Plan, with the exception of trustee’s fees, which are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Tax Status

The Plan is an adoption of a non-standardized prototype plan of Principal Life Insurance Company. The most recent opinion letter stating that the form of the prototype plan meets the requirements for tax qualification under section 401(a) of the Internal Revenue Code of 1986, as amended, was issued by the Internal Revenue Service on August 7, 2001. The Company received an individual determination letter, dated October 7, 2003, from the IRS stating that the Plan meets the requirements for tax qualification. The Company represents that the Plan has been operated in accordance with applicable sections of the Internal Revenue Code (IRC), subject to inadvertent errors that occurred during 2003 and prior years whereby benefit distributions made to certain terminated participants were not in accordance with the vesting percentages. As of December 31, 2003, the Plan made distribution payments to participants of $177,680 to correct this issue. These payments were funded by available non-vested forfeited accounts and were included in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits for 2003.

The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Equity One, Inc. Savings and Retirement Plan Notes to Financial Statements December 31, 2004 and 2003

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2004		December 31, 2003
	Shares/		Shares/
	Units	Value	Units	Value
Principal Stable Value Fund	239,347	$3,529,953	234,192	$3,344,644
Principal Government Securities Separate Account	—	—	71,418	1,242,302
Principal Bond & Mortgage Separate Account	—	—	2,156	1,271,458
Principal Partners Mid-Cap Growth Separate Account	200,658	2,182,374	240,275	2,362,492
Principal Partners Large-Cap Growth I Separate Account	379,629	3,091,545	462,941	3,480,012
Principal Lifetime 2030 Separate Account	161,274	2,036,248	182,296	2,057,495
Aim Basic Value A Fund	48,575	1,574,815	42,768	1,250,534
Popular Inc.	101,498	2,926,184	27,641	1,239,689

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,650,156 as follows:

Mutual funds	$2,088,857
Common stock	561,299

$2,650,156

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Principal Investments. Principal Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan is also invested in the common stock of its sponsor, Popular, Inc. In addition, the Company pays certain costs on behalf of the Plan. Fees paid by the Company to the trustee for administrative services amounted to $27,334 for the year ended December 31, 2004.

Equity One, Inc. Savings and Retirement Plan Notes to Financial Statements December 31, 2004 and 2003

		(c) Description of		(d) Current
(a)	(b) Identity of issue	investment		Value
*	Principal Stable Value Fund	239,347	shares	$3,529,953
*	Principal Mid-Cap Stock Index Separate Account	6,923	shares	114,564
	Fidelity Adv Small Cap T Fund	17,014	shares	419,058
	American Century Eqty Inc Adv	85,357	shares	692,247
*	Principal Government Securities Separate Account	73,486	shares	1,312,072
	AM Funds Growth Fund R3 Fund	31,221	shares	846,092
	AM Funds Hi-Inc Tr R3 Fund	7,647	shares	96,432
	AM Funds Wash Mutual R3 Fund	5,631	shares	172,638
*	Principal Real Estate Separate Account	650	shares	257,425
*	Principal Bond & Mortgage Separate Account	2,368	shares	1,453,725
*	Principal Large Cap Stock Index Separate Account	16,306	shares	659,634
*	Principal Small-Cap Stock Index Separate Account	21,843	shares	394,696
*	Principal Partners Mid-Cap Growth Separate Account	200,658	shares	2,182,374
*	Principal Partners Large-Cap Growth I Separate Account	379,629	shares	3,091,546
*	Principal Partners Small-Cap Value Separate Account	30,703	shares	516,062
*	Principal Lifetime 2010 Separate Account	13,112	shares	167,168
*	Principal Lifetime 2020 Separate Account	33,051	shares	423,872
*	Principal Lifetime 2030 Separate Account	161,274	shares	2,036,248
*	Principal Lifetime 2040 Separate Account	17,465	shares	221,349
*	Principal Lifetime 2050 Separate Account	12,200	shares	149,532
*	Principal Lifetime Strategic Income Separate Account	7,470	shares	94,615
	Fidelity Advisor Mid Cap T Fund	44,441	shares	1,120,806
	Putnam International Equity A Fund	49,909	shares	1,181,845
	Frank Russell LifePoints Moderate Strategy E Fund	52,295	shares	563,215
	Frank Russell LifePoints Balanced Strategy E Fund	97,363	shares	1,053,464
	Frank Russell LifePoints Aggressive Strategy E Fund	66,599	shares	707,283
	Frank Russell LifePoints Const E Fund	19,390	shares	208,440
	Frank Russell LifePoints Equity Aggr Strategy E Fund	37,426	shares	376,882
	AIM Basic Value A Fund	48,575	shares	1,574,815
*	Popular Inc.	101,498	shares	2,926,184
*	Participant Loans Interest rates range between 4.00% and 9.50%			726,725

				$29,270,961

*	Party in interest to the Plan

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITY ONE, INC. SAVINGS AND

RETIREMENT PLAN

(Registrant)

Date: June 28, 2005	By: /s/ James Jenkins

James Jenkins Authorized Representative